

Sit Dividend Growth Fund

★★★★

Morningstar Rating[1]
for the 3-Year Period as of 4/30/07 out
of 1,079 funds in the Large Value Category

Average Annual Total Returns
as of April 30, 2007

	One Year	Three Year	Since Inception (12/31/03)
Sit Dividend Growth Fund*	16.83%	16.00%	13.80%

*The Fund offers its shares in two classes: Class I shares, as shown above, and Class S shares, which have been offered since March 31, 2006. The Class S shares would have substantially similar annual returns to the Class I shares, shown above, because both classes invest in the same portfolio of securities. Annual returns will differ only to the extent that the share classes do not have the same expenses. Specifically, the performance shown for the Class I shares does not reflect the 0.25% 12b-1 fee that is charged to the Class S shares. A 12b-1 fee would reduce the returns shown above.

Available in multiple share classes.*

Sit Mutual Funds
CELEBRATING OUR FIRST 25 YEARS

www.sitfunds.com 1-800-332-5580

**Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Peformance data quoted represents past performance; past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Current performance may be higher or lower than the performance data quoted. Performance data current to the most recent month-end may be obtained by calling the Funds or visiting the website.*

(1) Morningstar proprietary ratings reflect historical risk-adjusted performance through 4/30/07. These ratings are subject to change monthly and are calculated from the funds' 3-, 5-, and 10-year average annual returns in excess of 90-day Treasury bill returns with appropriate fee adjustments and a risk factor that reflects fund performance below 90-day Treasury bill returns. Ten percent of the funds in an investment category receive 5 stars, 22.5% receive 4 stars.